SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769 20 9

(CUSIP Number)

Mr. Thomas M. Patton

c/o CAS Medical Systems, Inc.

44 East Industrial Road

Branford, CT 06405

Telephone: 203-488-6056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 124769 20 9

SCHEDULE 13D

1	name of reporting person Thomas M. Patton
2	check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 0
14	type of reporting person* IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed by Thomas M. Patton (the “Reporting Person”) with the Securities and Exchange Commission on April 4, 2017, as amended (the “Schedule 13D”).

As set forth below, as a result of the transaction described herein, on April 18, 2019 the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock (the “Issuer Common Stock”) of CAS Medical Systems, Inc. (the “Issuer”). The filing of this Amendment represents the final amendment of the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 0 shares of Issuer Common Stock.

(b) The Reporting Person is the owner of 0 shares of Issuer Common Stock.

(c) On April 18, 2019, in connection with the closing of the merger contemplated by the Agreement and Plan of Merger by and among CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc., dated as of February 11, 2019 (the “Merger Agreement”), the Reporting Person consummated the following transactions:

•	The Reporting Person cancelled 150,000 restricted shares of Issuer Common Stock for no consideration.
•	The Reporting Person tendered options to purchase 810,000 shares of Issuer Common Stock in consideration of a cash payment of $456,300.00.
•	The Reporting Person sold 930,889 shares of Issuer Common Stock for a price of $2.45 per share.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of Issuer Common Stock on April 18, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2019	/s/ Thomas M. Patton
Thomas M. Patton

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